Exhibit 3.3

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

TELECOM ITALIA MEDIA S.P.A.

MEETING OF THE SAVINGS SHAREHOLDERS OF JULY 3 2015

EXPLANATORY REPORT OF SHAREHOLDER PAOLO IEMMI

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

When one is attacked, the reflex physiological reaction is to defend oneself. The merger plan affects and damages our rights, and therefore it is amply legitimate for us to have recourse to all the most suitable legal remedies offered by the regulations.

Unfortunately, accessing these remedies is particularly expensive. This is illustrated by the order made by the Milan Court regarding the legal costs of the Edison savings case. The CTU (Official Technical Consultant) alone cost 80,000 euros plus ancillary costs. This does not include the further legal costs consequent on any appeal on merit and/or lawfulness. Our fund is particularly low, at the moment, some 200,000 euros, against the almost 2 million available to the Telecom Italia SpA savings shareholders, assigned at a time when there were no particular needs for defence.

In our current situation there is therefore the need for a substantial increase, it being understood that the way in which we will use the moneys will be to seek the best possible remedy at the lowest possible cost, since Telecom Italia Media, as a company, and its economic prosperity, are the focus of all our attention, every day.

It therefore seems to me that in the current context it is reasonable to increase the fund by 800,000 euros, it being understood that the Shareholders' Meeting retains absolute sovereignty to take decisions in this matter.

Milan 20/05/2015

Paolo Iemmi

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